UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42100

ATLAS TRINITY TECH LIMITED

(Exact name of registrant as specified in its charter)

Unit 6, 10/F, Wing Tuck Commercial Centre,

13-17 Bonham Strand West, 177-183 Wing Lok Street,

Sheung Wan, Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Resignation of Chief Executive Officer

On October 14, 2026, Mr. Tim Hoi Ching resigned solely from his position as Chief Executive Officer of Atlas Trinity Tech Limited (the “Company”), with effect from October 15, 2026 (the “Effective Date”).

Mr. Ching confirmed that his resignation was not the result of any disagreement with the Company, its management or the board of directors of the Company (the “Board”) on any matter relating to the Company’s operations, policies or practices and that he had no claim against the Company or its directors, officers, employees, or shareholders, except for any accrued compensation or other rights under any applicable agreement or applicable law.

Appointment of Chief Executive Officer

On October 15, 2026, the Board appointed Mr. Haoyuan Liu, the Company’s current Chairman of the Board, as the Chief Executive Officer of the Company with effect from the Effective Date.

In connection with Mr. Liu’s appointment, the Company entered into an employment agreement with him (the “Employment Agreement”). Under the Employment Agreement, Mr. Liu will receive an annual salary of US$150,000. The Company previously entered into an indemnification agreement with Mr. Liu in connection with his appointment as a director and Chairman of the Board in April 2026. The description of the Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Employment Agreement, which is filed as Exhibit 10.1 to this report on Form 6-K.

The following is the biographical information of Mr. Liu.

Mr. Haoyuan Liu has served as a director and Chairman of the Board of the Company since April 15, 2026. He joined GoFintech Quantum Innovation Limited (0290.HK) as a director from August 2022 to September 2023 and became its Chief Operating Officer in September 2023. He has also served as a director of Trenda Investment Pte. Ltd., a Singapore-based single family office, since February 2021. From February 2020 to February 2021, he was a Project Manager at iFDC Inc., a U.S. hedge fund. Mr. Liu received a Bachelor of Arts in Mathematics and Computer Science, summa cum laude, from Boston University in May 2018 and a Master of Science in Computer Science (Data Science) from the University of Southern California in December 2019.

In connection with the appointment, the Company issued a press release on October 15, 2026, which is filed as Exhibit 99.1 to this Current Report on Form 6-K.

Incorporation by Reference

The contents of this Report on Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form F-3 (Registration No. 333-290696) of the Company, that was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 3, 2025, and declared effective by the SEC on December 18, 2025.

Exhibits

Exhibit No.	Description
10.1	Form of Employment Agreement
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlas Trinity Tech Limited

Date: October 15, 2026	By:	/s/ Haoyuan Liu
	Name:	Haoyuan Liu
	Title:	Chairman of the Board

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